UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Security Exchange Act of 1934
(Amendment No.     )

Yandex N.V.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

N97284108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. N97284108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arkady Volozh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Russia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 34,459,684

	6.	Shared Voting Power 5,655,386 shares

	7.	Sole Dispositive Power 34,459,684

	8.	Shared Dispositive Power 5,655,386 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,115,070(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 20.1%(2)

12.	Type of Reporting Person (See Instructions) IN

(1)  Consists of 40,115,070 Class B Shares, each of which may be converted at the option of the holder into one Class A Share. The rights of the holders of Class A Shares and Class B Shares are identical, except with respect to conversion rights and voting rights. Each Class B Share is entitled to ten votes per share, and each Class A Share is entitled to one vote per share. This total number of 40,115,070 Class B Shares includes 5,655,386 Class B shares held by BC&B Holdings B.V., a Dutch limited liability company (“BC&B”). BC&B is 100% owned by Strickland Holdings Ltd., a Cyprus registered limited liability company (“Strickland”). Approximately 8.3% of the share capital of Strickland is held by Belka Holdings Ltd. (“Belka”). Mr. Volozh owns 100% of the share capital of Belka. Decisions with respect to the sale of Yandex shares held by BC&B are governed by a shareholders agreement between Belka and the other shareholders of Strickland which allows each shareholder to unilaterally cause Strickland to take decisions as necessary to effect a sale of such underlying shareholder’s interests in Yandex. Belka therefore has the right to control the voting and disposition of 5,655,386 Class B shares held by BC&B. Mr. Volozh disclaims beneficial ownership of the shares held by BC&B except to the extent of his pecuniary interest therein. The business address of BC&B is Laan Copes van Cattenburch 52, 2585 GB, The Hague, the Netherlands, and the business address of Belka is Palm Grove House, PO Box 438, Road Town, Tortola, British Virgin Islands.

(2)  Based on 159,217,348 Class A Shares outstanding as of December 31, 2011, and assumes conversion of all such reporting person’s Class B Shares into Class A Shares.

CUSIP No. N97284108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Belka Holdings Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,655,386 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,655,386 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,655,386(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.4%(4)

12.	Type of Reporting Person (See Instructions) OO

(3)  Shares held of record by BC&B. See footnote 1, above.

(4)  Based on 159,217,348 Class A Shares outstanding as of December 31, 2011, and assumes conversion of all such reporting person’s Class B Shares into Class A Shares.

CUSIP No. N97284108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Strickland Holdings Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,655,386 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,655,386 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,655,386(5)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (6)

11.	Percent of Class Represented by Amount in Row (9) 3.4%(7)

12.	Type of Reporting Person (See Instructions) OO

(5)  Shares held of record by BC&B. See footnote 1, above.

(6)  Excludes 61,796,735 Class A Shares beneficially owned by other reporting persons.

(7)  Based on 159,217,348 Class A Shares outstanding as of December 31, 2011, and assumes conversion of all such reporting person’s Class B Shares into Class A Shares.

CUSIP No. N97284108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BC&B Holdings B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,655,386 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,655,386 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,655,386(8)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (9)

11.	Percent of Class Represented by Amount in Row (9) 3.4%(10)

12.	Type of Reporting Person (See Instructions) OO

(8)  See footnote 1, above.

(9)  Excludes 61,796,735 Class A Shares beneficially owned by other reporting persons.

(10)  Based on 159,217,348 Class A Shares outstanding as of December 31, 2011, and assumes conversion of all such reporting person’s Class B Shares into Class A Shares.